Paul Hastings LLP

101 California Street, Forty-Eighth Floor

San Francisco, CA 94111

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

June 29, 2018

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Metropolitan West Funds — File Nos. 333-18737 and 811-07989

Ladies and Gentlemen:

On behalf of the Metropolitan West Funds (the “Registrant”), we hereby respond to the oral comments provided on May 30, 2018 by Ms. Rebecca Marquigny of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 56 to its Registration Statement filed on April 13, 2018 (the “Registration Statement”), which contained disclosure with respect to three new series of the Registrant, the Metropolitan West Flexible Income Fund (the “Flexible Income Fund”), Metropolitan West Investment Grade Credit Fund (the “Investment Grade Credit Fund”) and Metropolitan West Corporate Bond Fund (the “Corporate Bond Fund”). For purposes of this response letter, please note that we are responding only to comments pertaining to the Investment Grade Credit Fund and the Corporate Bond Fund (together, the “Funds”). The Flexible Income Fund has been removed from the Registration Statement and will be resubmitted in a further post-effective amendment. For that reason, we will separately respond to those comments in our next correspondence relating to that excluded Fund.

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same respective meanings as in the Registration Statement, unless otherwise indicated.

PROSPECTUS

1.	Comment: As a preliminary matter, for each Fund please ensure that the information provided under “Principal Risks” corresponds to the investment strategies disclosed under “Principal Investment Strategies” in the summary section of the prospectus, and that the information in the summary section of the prospectus is consistent with the disclosure provided later in response to Item 9 of Form N-1A (“Item 9”).

Response: Comment accepted. The Registrant has revised that disclosure accordingly to ensure consistency.

Securities and Exchange Commission

June 29, 2018

For Each Fund:

2.	Comment: Please supplementally confirm whether the Funds will invest in foreign money market securities and, if so, provide additional disclosure in this regard under “Principal Investment Strategies” and “Principal Risks.”

Response: Comment accepted. The Registrant has clarified that each Fund may invest in foreign money market securities and has added the following risk under each Fund’s principal risks:

“Non-U.S. Money-Market Securities Risk: money-market securities are generally subject to credit risk, which is the risk that an issuer will default in the payment of principal and/or interest on a security, and the risk that a security’s value may decline for reasons directly related to the issuer, such as management performance, financial leverage and condition of the business. Foreign money-market securities are additionally subject to currency risk, in that foreign currencies may decline in value relative to the U.S. dollar and affect the Fund’s investments in such securities, and they may have less liquidity than similar U.S. securities.”

3.	Comment: In the disclosure under “Principal Investment Strategies” provided in response to Item 9, please list the specific foreign countries or regions in which the Funds may invest, or if the Funds may invest in any country or region, please so state.

Response: Comment accepted. The Registrant has supplemented that disclosure to state that each Fund may invest in securities issued by entities in any country or region.

4.	Comment: With respect to the Funds’ derivative strategies disclosed under “Principal Investment Strategies,” please also disclose the leverage risks associated with derivative investments under “Principal Risks.”

Response: Comment accepted. The Registrant has added “Leverage Risk” under “Principal Risks” for each Fund, which reads as follows:

“Leverage Risk: the risk that leverage may result from certain transactions, including the use of derivatives and borrowing. This may impair the Fund’s liquidity, cause it to liquidate positions at an unfavorable time, increase its volatility or otherwise cause it not to achieve its intended result. The Fund will reduce leverage risk by either segregating an equal amount of liquid assets or “covering” the transactions that introduce such risk.”

5.	Comment: Please supplement the “Liquidity Risk” factor included under “Principal Risks” to disclose that the liquidity of a Fund’s portfolio assets may change over time.

Response: Comment accepted. The Registrant has revised that disclosure accordingly for each Fund.

Securities and Exchange Commission

June 29, 2018

6.	Comment: Please separate “Foreign Investing Risk” under “Principal Risks” into two risk factors, one disclosing the risks of investing in foreign markets generally and the other disclosing the specific risks of investing in emerging markets.

Response: Comment accepted. The Registrant has revised that disclosure accordingly for each Fund.

For the Investment Grade Credit Fund:

7.	Comment: Please explain further what the Fund means by a “full market cycle” as stated under “Principal Investment Strategies.”

Response: Comment accepted. The Registrant has revised that disclosure to state that a full market cycle is “a period of time generally understood to be contained between two consecutive periods of heightened default activity within the global fixed income markets.”

8.	Comment: Please explain further under “Principal Investment Strategies” how the Adviser will determine (i) that a security or instrument qualifies as a bond, and (ii) that an area of the bond market is “relatively undervalued.”

Response: Comment accepted. With respect to (i), the Registrant has added the following disclosure under “Principal Investment Strategies”:

“A bond is a security or instrument having one or more of the following characteristics: a fixed-income security, a security issued at a discount to its face value, a security that pays interest or a security with a stated principal amount that requires repayment of some or all of that principal amount to the holder of the security. The term “bond” is interpreted broadly by the Adviser as an instrument or security evidencing a promise to pay some amount rather than evidencing the corporate ownership of equity, unless that equity represents an indirect or derivative interest in one or more bonds. Bonds for this purpose also include bank loans and instruments that are intended to provide one or more of the characteristics of a direct investment in one or more bonds.”

With respect to (ii), the Registrant has revised the disclosure referenced to read:

“The Adviser will focus the Fund’s portfolio holdings in areas of the bond market that the Adviser believes to be relatively undervalued, based on its analysis of quality, sector, coupon or maturity, and that offer attractive prospective risk-adjusted returns compared to other segments of the bond market.”

9.	Comment: The “Principal Investment Strategies” section states that the Fund will invest in “various types of bonds and other securities.” Please remove the reference to “other securities” and instead include a comprehensive list of the security types in which the Fund may invest.

Response: Comment accepted. The Registrant has removed the reference to “other securities” and has listed the types of securities in which the Fund may invest.

Securities and Exchange Commission

June 29, 2018

10.	Comment: The Fund’s disclosure of principal risks does not disclose that, although sales of bank loans may be effected within seven days, it could take significantly longer for those transactions to settle, and for cash to be received by the Fund, which could impact liquidity of the Fund. Please add this disclosure and supplementally address how the Fund expects to meet its liquidity needs given the length of time required for those transactions to settle.

Response: Comment accepted. The Adviser discusses and provides related analysis concerning the liquidity of the multiple series of the Registrant on a quarterly basis to the Registrant’s Board of Trustees. In addition, the Registrant has taken steps to provide additional liquidity in the event of any settlement issues for the Fund (and the Registrant’s other series), including the maintenance of a committed line of credit and, along with the Adviser and other affiliates, applying for and receiving interfund lending exemptive relief.

To address this comment, the Registrant has revised the disclosure under “Liquidity Risk” in the Fund’s “Principal Risks” section to include the following sentence:

“Although the Fund is normally able to sell loans within seven days, a substantial portion of the loans held by the Fund will also experience delayed settlement beyond that period, which can impair the ability of the Fund pay redemptions or to re-invest proceeds, or may require the Fund to borrow to meet redemption requests.”

11.	Comment: The Fund’s principal risk disclosure does not describe the fact that bank loans may not be securities and, therefore, may not have protections afforded to investors under the federal securities laws.

Response: Comment acknowledged. The Registrant does not consider this securities law issue to constitute a principal risk. The Registrant, however, does acknowledge that there could be a risk that the Fund might be less successful seeking remedies without the benefit of federal securities laws if it were determined that those laws do not apply to a bank loan held by the Fund. For that reason, the Registrant has added “Loan Risks” to the Fund’s principal risks, including the following statement:

“. . . unlike stocks and bonds, loans are not registered and otherwise may not be treated as securities under the federal securities laws, meaning investors in loans have less protection against improper practices than investors in securities that are registered under or are otherwise subject to the protections of the securities laws.”

12.

Comment: The Fund’s “Principal Investment Strategies” section provided in response to Item 9 lists numerous types of securities and strategies that it will use to accomplish its investment objective. The Fund also states that the Fund may “seek to obtain market exposure to the securities in which it invests by entering into a series of purchase and sale contracts or by using other investment techniques (emphasis added).” Please

Securities and Exchange Commission

June 29, 2018

explain what the Fund means by the highlighted language and describe in more detail the specific investment techniques the Fund expects to use in this regard.

Response: Comment accepted. The Registrant has revised that disclosure to state: “The Fund may also seek to obtain similar or alternative market exposure to the securities in which it directly invests by instead using other investment techniques such as derivatives, options, futures, repurchase agreements, reverse repurchase agreements, and dollar rolls.”

For the Corporate Bond Fund:

13.	Comment: Under “Principal Investment Strategies,” please explain whether the Fund’s derivative investments will be used to satisfy the 80% names rule test and, if so, how those derivatives will be valued for that purpose.

Response: Comment accepted. Derivatives with corporate bond characteristics will count toward that 80% level, and will be valued for that purpose using their market value rather than their notional value. The Registrant has supplemented the disclosure under “Principal Investment Strategies” for the Fund accordingly.

14.	Comment: Under “Portfolio Managers,” please clarify whether Stephen M. Kane will be a portfolio manager for the Fund.

Response: Comment accepted. Mr. Kane will not serve as a portfolio manager for the Corporate Bond Fund. The Registrant has revised the list of Funds he manages accordingly.

General:

15.	Comment: With respect to the expense tables for each Fund, please: (i) submit the completed expense tables for review by the Commission’s accounting staff before filing the next post-effective amendment; (ii) add disclosure before each table stating that investors may pay additional fees to broker-dealers or other financial intermediaries for the purchase of Class I shares of a Fund; and (iii) clarify in footnote 1 under the table that any recoupment of waived fees or reimbursed expenses may be made only within three years from the date of the waiver, and provided that the expenses do not exceed the limit that existed at the time that the fees were waived, or the limit that exists at the time that the fees are recovered.

Response: Comment accepted. With respect to (i), the Registrant has submitted the proposed expense tables for review. In addition, the disclosure referenced in (ii) and (iii) has been revised accordingly.

16.	Comment: Please supplement the information provided in response to Item 9 relating to principal risks to clarify to which Fund or Funds each risk applies.

Securities and Exchange Commission

June 29, 2018

Response: Comment accepted. The Registrant has added disclosure stating that unless otherwise indicated, each principal risk applies to each of the Funds, and has accordingly specified which risks apply to only one Fund.

17.	Comment: Under the “Principal Risks” section provided in response to Item 9, please separate “Risks of Investing in Emerging Market and Other Foreign Securities” into two risk factors, one disclosing the risks of investing in foreign market securities generally and the other disclosing the specific risks of investing in emerging market securities.

Response: Comment accepted. The Registrant has revised that disclosure accordingly.

18.	Comment: Under “Risks of Short Sales,” the Registrant states that the Adviser “may cause a Fund to sell a debt or equity security short . . . and to borrow the same security from a broker or other institution to complete the sale.” Please remove this statement if not applicable to the Funds. If the statement is applicable, please supplement the Funds’ disclosure in the summary section of the prospectus and provide a more detailed explanation regarding how the Adviser expects to use this strategy.

Response: Comment accepted. The Registrant has (i) added the following disclosure to each Fund’s principal investment strategies in the summary portion of the prospectus: “The Fund may sell securities and other instruments short provided that not more than 33  1⁄3% of its net assets is held as collateral for those transactions”; (ii) included “Short Sales Risk” in each Fund’s principal risks in the summary portion of the prospectus; and (iii) added the following sentence to the disclosure of each Fund’s principal investment strategies provided in response to Item 9: “The Adviser will normally sell debt or equity securities “short” that the Adviser believes will underperform comparable securities, drawing on analyses of earnings, timing, pricing or other factors.”

19.	Comment: Please provide a better plain English description of the limitations on the Adviser’s ability to recoup fees and expenses under “Management Fees.”

Response: Comment accepted. The Registrant has replaced the last sentence under “Management Fees” with the following disclosure:

“The Investment Management Agreement permits the Adviser to recoup fees it did not charge and Fund expenses it paid, provided that those amounts may only be recouped within three years, and provided that such recoupment does not cause the Fund’s annual expense ratio to exceed the lesser of (i) the expense limitation applicable at the time of that fee waiver and/or expense reimbursement or (ii) the expense limitation in effect at the time of recoupment.”

20.	Comment: With respect to the table provided under “Operating Expenses Agreement,” please supplementally disclose the term of the Agreement and explain what would happen to the Funds’ expenses in the event that the Agreement is not renewed. Please also ensure that this information is provided in the expense tables and examples in the summary portion of the prospectus.

Securities and Exchange Commission

June 29, 2018

Response: Comment accepted. The caption “Total Annual Fund Operating Expenses” in each Fund’s expense table discloses this information. The Registrant has added the following disclosure under “Operating Expenses Agreement”:

“The Operating Expenses Agreement will remain in effect until July 31, 2019. In the event that the Operating Expenses Agreement is not renewed for an additional one-year term, total annual fund operating expenses would be as disclosed in the table under “Fees and Expenses of the Fund” for each Fund.”

The Registrant has also noted the term of the contractual expense limitation under each Example in the summary portion of the prospectus.

21.	Comment: Under “Other Shareholding Servicing Expenses Paid by the Funds,” the Registrant references the compensation of third-party intermediaries in an amount up to 10 basis points. Please break out this fee as a sub-caption of “Other Expenses” in the Funds’ expense tables in the summary portion of the prospectus.

Response: Comment accepted. The Registrant has included that sub-caption as requested.

22.	Comment: The last sentence under “The Transfer Agent and Administrator” states that the Adviser “is reimbursed a portion of its costs in providing supplemental administrative services to the Funds under an agreement and in an amount approved by the Board . . . .” Please provide additional disclosure regarding the nature of these services and the amount reimbursed to the Adviser.

Response: Comment acknowledged. Because that agreement is no longer effective, the Registrant has deleted the related disclosure.

23.	Comment: If a description of the Funds’ policies regarding disclosure of portfolio holdings is available on the Funds’ website, please so state under “Disclosure of Portfolio Holdings.”

Response: Comment acknowledged. The Funds’ policies in that regard are not available on the Funds’ website.

24.	Comment: Please ensure that the disclosure under “By Payment in Kind” in the prospectus is consistent with the disclosure under “Redemption in Kind” in the Statement of Additional Information (the “SAI”).

Response: Comment acknowledged. The Registrant believes that the disclosure is appropriate as submitted. The disclosure under “By Payment in Kind” describes the purchase of the Funds’ shares by tendering payment in the form of other securities, in response to Item 11(b) of Form N-1A, while the disclosure under “Redemption in Kind” describes the ability of the Funds pursuant to Rule 18f-1 under the Investment Company Act of 1940, as amended, to redeem Fund shares using in-kind securities, in response to Item 23(d) of Form N-1A.

Securities and Exchange Commission

June 29, 2018

25.	Comment: Please move the discussion regarding Annual and Semi-Annual Reports on the last page of the prospectus to the bottom of that page, and revise the disclosure to indicate that the Funds have not yet commenced operations.

Response: Comment accepted. The Registrant has revised that disclosure accordingly.

SAI

26.	Comment: On the cover page of the SAI, please add language addressing Item 14(a)(3)(iii) of Form N-1A to incorporate by reference the information provided in the prospectus.

Response: Comment accepted. The Registrant as added the following sentence to the cover page of the SAI: “The Prospectus dated June 29, 2018 is incorporated herein by reference.”

27.	Comment: Please add disclosure to address Item 20(a)(4) of Form N-1A regarding conflicts of interest with respect to the other accounts managed by the Funds’ portfolio managers.

Response: Comment accepted. The Registrant has added disclosure to address that Item of Form N-1A.

28.	Comment: Please explain why the Funds “consider a government of an emerging market country to be an industry” for purposes of diversification, as stated under “Investment Restrictions.”

Response: Comment acknowledged. The Registrant has removed that disclosure.

29.	Comment: Under “Risks of Foreign Securities,” the Registrant states that the emerging market fixed income securities in which the Funds may invest “are not subject to any minimum credit quality standards.” Please supplement the relevant sections of the prospectus with this statement and explain how it is consistent with each Fund’s risk profile and investment strategies.

Response: Comment accepted. The Registrant has supplemented that disclosure to state: “The emerging market fixed-income securities in which the Fund may invest are not subject to any minimum credit quality standards, so long as the value of those investments does not cause the Fund to surpass its limit on investments in securities rated below investment grade.” The Registrant has also included this disclosure under “Principal Investment Strategies” for each Fund.

30.	Comment: Please explain why the Adviser “does not view turnover as an important consideration in managing the Funds and does not strive to limit portfolio turnover,” as stated under “Portfolio Turnover.”

Response: Comment accepted. The Registrant has clarified that sentence by replacing it with the following statement: “The rate of portfolio turnover will not be a limiting factor in making portfolio decisions.”

Securities and Exchange Commission

June 29, 2018

31.	Comment: Under “Portfolio Turnover,” the Registrant states that “each Fund may take frequent trading positions, resulting in portfolio turnover that may exceed the portfolio turnover of most investment companies of comparable size.” Please supplement or restate that sentence to provide context with respect to each Fund’s model portfolio turnover rate.

Response: Comment accepted. The Registrant has clarified that sentence by adding the following statements in order to provide additional context with respect to the anticipated portfolio turnover rates of the Funds:

“Although the Funds have not yet commenced operations, the Adviser anticipates that under normal market conditions a Fund’s portfolio turnover rate typically will not exceed 100%. Portfolio turnover rates may vary greatly from year to year as well as within a particular year.”

32.	Comment: Please note that the disclosure provided under “Information about Each Trustee’s Qualifications, Experience, Attributes or Skills” constitutes a representation that the Registrant’s Board of Trustees, and each individual Trustee, has the expertise and experience disclosed therein. Please revise the last sentence of the first paragraph of that section accordingly.

Response: Comment accepted. The Registrant has revised that section by removing the disclosure referenced, to state as follows:

“The summaries set forth below as to the qualifications, attributes, and skills of the Trustees are furnished in response to disclosure requirements imposed by the SEC, and do not impose any greater or additional responsibility or obligation on, or change any standard of care of, any such person or on the Board as a whole than otherwise would be the case.”

33.	Comment: Please provide updated disclosure regarding the lawsuit filed by Thomas J. Kennis against the Adviser on behalf of the Metropolitan West Total Return Bond Fund.

Response: Comment accepted. The Registrant has added the following sentence to the end of the paragraph referenced: “As of March 31, 2018, the lawsuit is still pending and there are no material updates to report.”

34.	Comment: Please include legal counsel as one of the recipients of information on the Funds’ portfolio holdings under “Ongoing Arrangements to Make Portfolio Holdings Available.”

Response: Comment accepted. The Registrant has revised the disclosure to include Paul Hastings LLP (“Paul Hastings”) as a recipient of the Funds’ portfolio holdings information, and to clarify that Paul Hastings is not a party that receives such information on a daily basis.

PART C

Securities and Exchange Commission

June 29, 2018

35.	Comment: Please file as an exhibit the current Operating Expenses Agreement that includes the new Funds.

Response: Comment accepted. That exhibit will be filed as exhibit (h)(18) to Post-Effective Amendment No. 57.

36.	Comment: Please file as an exhibit the shareholder servicing contract referenced in the prospectus under “Other Shareholding Servicing Expenses Paid by the Funds,” or otherwise explain the basis of this fee in correspondence.

Response: Comment acknowledged. The shareholder servicing fees referenced are paid pursuant to a demonstration of expenses, such as invoices of expenses and amounts paid by the broker-dealer or other third-party intermediary, subject to review and approval of the Board of Trustees. As such, there is no contract to file as an exhibit, but we would be pleased to provide under separate cover a sample of the related resolutions periodically approved by the Board.

*    *    *    *    *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:	Metropolitan West Asset Management, LLC